Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THIRD QUARTER RESULTS FOR 2013

Tel Aviv, Israel, November 27, 2013, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit"" or the "Company") announced today its results for the third quarter of 2013.

Three months ended September 30, 2013 compared to corresponding period in 2012

The Company’s loss for the three months period ended September 30, 2013 ( “Q3 2013”) amounted to NIS 702 million, of which approximately NIS 541 million is attributable to non-cash write down expenses of trading properties and investments in associated in India (NIS 420 million) and certain Eastern-European countries held by the Company and its subsidiary Plaza Centers N.V. (“PC”). The write down was mainly due to the following factors:

•
The Company and PC’s reassessment of the probability of future development of certain properties in view of the financial crisis affecting the area in which the Group operates, and the Company’s deteriorating liquidity position. This primarily affected lands which were previously not written down below cost as the related completed project was expected to be sold above cost; and;

•	Disposal of certain of PC's properties subsequent to the reporting period at a selling price below their carrying amounts.

Consolidated income, revenues and gain for Q3 2013 amounted to NIS 120 million (US$ 34 million) compared to NIS 181 million in the corresponding period in 2012 (“Q3 2012”).

•	Revenues from hotels operation and management decreased in Q3 2013 to NIS 47 million (US$ 13 million) compared to NIS 49 million in Q3 2012.

•
Costs and expenses of hotels operation and management decreased in Q3 2013 to NIS 41 million (US$ 12 million) compared to NIS 45 million in Q3 2012. The decrease resulted from the decrease in the revenue as mentioned above.

•
Revenues from the sale of fashion retail increased in Q3 2013 to NIS 36 million (US$ 8 million) compared to NIS 31 million in Q3 2012. The increase is attributable to increase in revenue from same store and the opening of three new stores.

•	Cost of fashion retail increased in Q3 2013 to NIS 35 million (US$ 10 million) compared to NIS 33 million in Q3 2012. The increase resulted from the increase in the revenue as mentioned above.

•
Rental income from commercial centers decreased in Q3 2013 to NIS 29 million (US$ 8 million) compared to NIS 34 million in Q3 2012. The decrease is mainly attributable to the decrease in the Fantasy Park operation.

•	Sale of trading property decreased in Q3 2013 to NIS 9 (US$ 2 million) compared to NIS 69 million in Q3 2012. Such amount in Q3 2013 is attributable to the sale of a plot in the Czech Republic.

•
Cost of commercial centers decreased in Q3 2013 to NIS 39 million (US$ 11 million) compared to NIS 101 million in Q3 2012. The decrease is mainly attributable to (i) cost of selling trading property in the amount of NIS 10 million (US$ 3 million) compared to NIS 68 million in Q3 2012 and (ii) the decrease in the Fantasy Park operation as mentioned above.

•
General and administrative expenses amounted to NIS 13 million (US$ 4 million) in Q3 2013 compared to NIS 11 million in Q3 2012. The increase is mainly attributable to expenses relating to the arrangement of the Company's unsecured financial debt.

•
Share in losses of associated, net amounted to NIS 288 million (US$ 81 million) in Q3 2013 compared to NIS nil in Q3 2012. Such losses in Q3 2013 are mainly attributable to write-down in the Company’s joint project with PC in India in the total amount of NIS 282 million (US$ 80 million).

•
Financial expenses, net increased in Q3 2013 to NIS 187 million (US$ 53 million) compared to net financial income of NIS 5 million in Q3 2012. The increase of NIS 192 million is mainly attributable to the following:

o
An increase in the amount of NIS 134 million (US$ 38 million) in non-cash expenses, as a result of (i) changes in fair value of financial instruments (mainly PC’s debentures, call transactions, and other derivatives, which are measured at fair value through profit and loss) and (ii) gain recognized in Q3 2012 from repurchase of debentures in an amount of NIS 66 million.

o
An increase in interest expenses and CPI-linked borrowing expenses, net in the amount of NIS 34 million (US$ 9 million) mainly attributable to (i) an increase in the interest expenses related to the activity of PC’s commercial centers mainly due to suspension of capitalization of finance expenses to PC's qualified assets; and (ii) an increase in the Israeli consumer price index, to which the Company’s and some of PC’s notes are linked (1.29% in Q3 2013, compared to 0.85% in Q3 2012).

o
An increase in the amount of NIS 24 million (US$ 7 million) in exchange rate losses mainly attributable to fluctuation in the exchange rate between the US$ and NIS with respect to the Company’s operations in the U.S. which were sold last year.

•
Other expenses , net in Q3 2013 amounted to NIS 254 million (US$ 72 million) compared to NIS 28 million in Q3 2012.The expenses in Q3 2013 are attributable to write off of the Company's and PC’s trading property in Eastern Europe and India in the amount of NIS 254 million.

•	Loss before tax benefits amounted to NIS 738 million (US$ 209 million) in Q3 2013 compared to NIS 31 million in Q3 2012.

•	Tax benefits amounted to NIS 29 million (US$ 8 million) in Q3 2013 compared to NIS 12 million in Q3 2012.

•	Loss from continuing operations amounted to NIS 709 million (US$ 200 million) in Q3 2013 compared to NIS 19 million in Q3 2012.

•
Income from discontinued operations, net, amounted to NIS 7 million (US$ 2 million) in Q3 2013 compared to loss in the amount of NIS 12 million in Q3 2012. Such amount is attributed to the Company’s U.S investment properties operation which was sold during 2012 and in Q3 2012 and also to the Insightec operation due to loss of control in 2012.

•
Loss for Q3 2013 amounted to NIS 702 million (US$ 199 million) (out of which NIS 523 is attributed to the equity holders of the Company) compared to NIS 31 million in the corresponding period in 2012 (out of which NIS 20 million is attributed to the equity holders of the Company).

•
Shareholders' Deficiency as of September 30, 2013 amounted to NIS 122 million ($ 35 million) (out of which Shareholders' deficiency in the amount of NIS 833 million ($ 236 million) is attributed to the controlling interest).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the Company will be unable to reach definitive agreements to refinance the loans owing to Bank Hapoalim, the risk that the proposed refinancing with Bank Hapoalim with not be approved by the requisite majority of its creditors, the risk that the Company will enter liquidation proceedings, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Shimon Yitzhaki
Chairman of the Board of Directors
Tel: +972-3-608-6048
shimony@elbitimaging.com

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	September 30	December 31	September 30
	2 0 1 3	2 0 1 2	2 0 1 3
			Convenience
			translation
	(in NIS thousands)		US$'000

Current Assets
Cash and cash equivalents	309,611	528,251	87,535
Short-term deposits and investments	83,526	321,898	23,615
Trade accounts receivables	38,994	44,788	11,025
Other receivables	88,181	133,357	24,931
Inventories	27,098	13,775	7,661
	547,410	1,042,069	154,767

Non-Current Assets
Trading property	2,733,400	(*) 3,387,941	772,802
Deposits, loans and other long-term balances	50,477	120,585	14,271
Investments in associates	393,217	893,064	111,173
Property, plant and equipment	1,108,013	1,180,977	313,263
Investment property	-	71,293	-
Intangible assets	7,212	46,718	2,039
	4,292,319	5,700,578	1,213,548

	4,839,729	6,742,647	1,368,315

Current Liabilities

Short-term credits	3,633,271	(*)1,500,256	1,027,218
Suppliers and service providers	47,093	70,494	13,314
Payables and other credit balances	211,675	150,911	59,847
	3,892,039	1,721,661	1,100,379

Non-Current liabilities
Borrowings	893,096	3,416,501	250,422
Other liabilities	95,853	102,152	29,179
Deferred taxes	80,984	113,225	22,896
	1,069,933	3,631,878	302,497

Shareholders' Equity (Deficiency)
Attributable to equity holders of the Company	(821,402)	288,630	(235,573)
Non-controlling Interests	699,159	1,100,479	201,012
	(122,243)	1,389,109	(34,561)

	4,839,729	6,742,647	1,368,315

(*) As restated

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Nine months ended		Three months ended		Year ended	Nine months ended
	September 30		September 30		December 31,	September 30
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2	2 0 1 2	2 0 1 3
	(in NIS thousands)					Convenience
						translation
						US$'000
Income revenues and gains
Revenues
Revenues from sale of commercial centers	8,614	66,879	8,614	66,879	67,594	2,435
Revenues from hotel operation and management	149,364	151,433	46,794	49,446	206,746	42,229
Revenues from fashion merchandise and other	101,548	104,435	35,735	30,914	144,141	28,710

Total revenues	259,526	322,747	91,143	147,239	418,481	73,374

Gains and other
Rental income from Commercial centers	97,522	103,304	28,530	34,019	147,185	27,572
Gain from changes of shareholding in investees	-	7,801	-	-	9,368	-
Gain from sale of real estate assets	-	53,875	-	-	53,875	-
Total income revenues and gains	357,048	487,727	119,673	181,258	628,909	100,946

Expenses and losses
Hotels operations and management	133,701	137,729	41,235	44,725	186,760	37,801
Cost of fashion merchandise and other	99,343	115,143	34,575	32,590	154,220	28,087
Commercial centers	95,945	173,496	39,402	101,226	213,367	27,127
General and administrative expenses	43,825	35,286	13,059	10,646	48,771	12,390
Share in losses of associates, net	355,043	10,089	288,158	221	102,127	100,382
Financial expenses (incomes), net	330,157	175,442	187,535	(4,604)	209,593	93,344
Write-down, charges and other expenses, net	620,369	41,667	254,125	27,526	302,095	175,394
	1,678,383	688,852	858,089	212,330	1,216,931	474,525

Loss before income taxes	(1,321,335)	(201,125)	(738,416)	(31,072)	(588,024)	(373,579)
Tax benefits	(30,809)	(13,093)	(29,242)	(11,724)	(9,212)	(8,710)
Loss from continuing operations	(1,290,526)	(188,032)	(709,174)	(19,348)	(578,812)	(364,869)
Profit (Loss) from discontinued operation, net	3,485	(119,978)	6,746	(12,244)	94,826	985
Loss for the period	(1,287,041)	(308,010)	(702,428)	(31,592)	(483,986)	(363,884)

Attributable to:
Equity holders of the Company	(955,378)	(263,574)	(522,789)	(19,679)	(315,747)	(270,114)
Non-controlling interest	(331,663)	(44,436)	(179,639)	(11,913)	(168,239)	(93,770)
	(1,287,041)	(308,010)	(702,428)	(31,592)	(483,986)	(363,884)

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Nine months ended		Three months ended		Year ended	Nine months ended
	September 30		September 30		December 31,	September 30
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2	2 0 1 2	2 0 1 3
	(in NIS thousands)					Convenience
						translation
						US$'000

Loss for the period	(1,287,041)	(308,010)	(702,428)	(31,592)	(483,986)	(363,884)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences arising from translation of foreign operations	(233,901)	82,634	(29,680)	120,816	(56,586)	(66,130)
Gain (loss) from cash flow hedge	4,193	(10,781)	24	(3,601)	(12,088)	1,185
Gain from available for sale investments	7,577	6,921	3,755	4,803	10,044	2,142
Loss on hedging instruments designated in hedges of the net assets of foreign operations	-	37,971	-	(671)	37,971	-
Reclassification adjustments relating to foreign operations disposed of in the year	-	(75,610)	-	-	(102,035)	-
	(222,131)	41,135	(25,901)	121,347	(122,694)	(62,803)
Items not to be reclassified to profit or loss in subsequent periods:
Revaluations of assets	-	409,819	-	1,335	409,014	-

Other Comprehensive income (loss)	(222,131)	450,954	(25,902)	122,682	286,320	(62,803)

Comprehensive income (loss)	(1,509,172)	142,944	(728,329)	91,090	(197,666)	(426,687)

Attributable to:
Equity holders of the Company	(1,112,545)	97,282	(540,042)	54,037	(70,813)	(314,548)
Non-controlling interest	(396,627)	45,662	(188,287)	37,053	(126,853)	(112,139)
	(1,509,172)	142,944	(728,329)	91,090	(197,666)	(426,687)

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand NIS)
Balance - January 1, 2012	38,059	864,811	(223,676)	-	47,661	(429,117)	230,413	528,151	(168,521)	359,630	1,179,240	1,538,870
The effect of initial application of new standard (IFRS 11)	-	-	-	-	-	-	-	-	-	-	(9,031)	(9,031)
Loss for the year	-	-	-	-	-	-	(315,747)	(315,747)	-	(315,747)	(168,239)	(483,986)

Other comprehensive income (loss)	-	-	34,738	(**)190,690	-	(124,909)	(***)144,415	244,934	-	244,934	41,386	286,320
Transaction with non controlling interest	-	-	(9,954)	-	-	-	-	(9,954)	-	(9,954)	12,583	2,629
Reclassification of a derivative (option) to equity following change in terms	-	-	7,193	-	-	-	-	7,193	-	7,193	-	7,193
Stock-based compensation expenses	-	-	-	-	2,174	399	-	2,573	-	2,573	44,540	47,113
Balance - December 31, 2012	38,059	864,811	(191,698)	190,690	49,835	(553,627)	59,081	457,151	(168,521)	288,629	1,100,479	1,389,108
Loss for the period	-	-	-	-	-	-	(955,378)	(955,378)	-	(955,378)	(331,663)	(1,287,041)
Other comprehensive income (loss)	-	-	11,823	(7,393)	-	(168,991)	7,393	(157,168)	-	(157,168)	(64,963)	(222,131)
Reclassification of a options following a change of terms	-	-	-	-	-	-	-	-	-	-	(11,819)	(11,819)
Transaction with non-controlling interest	-	-	1,853	-	-	-	-	1,853	-	1,853	1,106	2,959
Stock-based compensation expenses	-	-	-	-	660	-	-	660	-	660	6,019	6,682
Balance - September 30, 2013	38,059	864,811	(178,022)	183,297	50,494	(722,618)	(888,903)	(652,881)	(168,521)	(821,402)	699,159	(122,243)

(*)	includes transactions with non-controlling interest reserve and hedging reserve.
(**)	Net of related tax expenses in the amount of NIS 61 million.
(***)	Net of related tax expenses in the amount of NIS 45 million.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholder's equity
	Convenience translation, U.S.$'000

Balance - January 1, 2013	10,760	244,504	(54,198)	53,913	14,090	(156,524)	16,703	129,248	(47,645)	81,603	311,133	392,736
Loss for the year	-	-	-	-	-	-	(270,110)	(270,110)	-	(270,110)	(93,770)	(363,880)
Other comprehensive income (loss)	-	-	3,343	(2,090)	-	(47,778)	2,090	(44,435)	-	(44,435)	(18,367)	(62,802)
Reclassification of a options following a change of terms	-	-	-	-	-	-	-	-	-	-	(3,342)	(3,342)
Transaction with non-controlling interest	-	-	524	-	-	-	-	524	-	524	313	837
Stock-based compensation expenses	-	-	-	-	187	-	-	187	-	187	1,703	1,890

Balance - September 30, 2013	10,760	244,504	(50,331)	51,823	14,277	(204,302)	(251,317)	(184,586)	(47,645)	(232,231)	197,670	(34,561)